                                                                  OMB APPROVAL
                                                         OMB Number: 3235-0145
                                                       Expires:  Oct. 31, 1994
                                                      Estimated average burden
                                                    hours per response:  14.90

                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                               SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                                Corel Corporation
------------------------------------------------------------------------------
                              (Name of Issuer)



                          Common Stock, no par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)



                               218680-10-9
------------------------------------------------------------------------------
                              (CUSIP Number)


                                Eric Smith
  Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario, Canada  K1Z 8R7
                               (613) 728-0826
------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             June 1, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box _ .

Check the  following box if a  fee is being paid with the statement  _ .  (A
fee is not required  only if the reporting person:   (1)  has a previous
statement on file reporting beneficial ownership of more than five percent of the class of securities descried in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions to the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No.  218680-10-9                                       Page 2 of 4 Pages


 1    NAME OF REPORTING PERSON                                    Novell, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVER PERSON            87-0393339
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  ___
                                                                      (b)  ___
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                                       OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   ___
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
------------------------------------------------------------------------------
NUMBER OF SHARES     7 SOLE VOTING POWER                             3,896,500
BENEFICIALLY         ---------------------------------------------------------
OWNED BY EACH        8 SHARED VOTING POWER                                   0
REPORTING            ---------------------------------------------------------
PERSON               9 SOLE DISPOSITIVE POWER                        3,896,500
WITH                 ---------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER                              0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,896,500
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN THE ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               ___
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 6.27 %
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                            CO
------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-17 (INCLUDING EHXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer.

This  Schedule 13D  relates  to Common  Stock, no  par value,  of  Corel
Corporation,  a Canadian  corporation ( Corel ).   The principal  executive
offices of Corel are located at 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7, telephone (613) 728-0826.

Item 2.  Identity and Background.

This Schedule 13D is filed by Novell, Inc., a Delaware corporation, whose corporate address is 122 East 1700 South, Provo, Utah 84606. Novell is the leading network software provider worldwide.

Item 3.  Source and Amount of Funds or Other Consideration.

Novell, Inc. acquired 9,950,000 shares of the Common Stock, without par value per share (the Shares ) of Corel in exchange for certain assets associated with a line of software products known as WordPerfect and related products.

Item 4.  Purpose of Transaction.
Novell acquired the Share in connection with its sale (the Sale ) to Corel of a line of software products known as WordPerfect and related products. As a part of the Agreement, Novell is entitled to a nominee to the Board of Directors of Corel. (With this exception, Novell has no plans or proposals which would relate to or would result in any of the items listed in
Item 4.)

On  May 10, 11,  12, 14, 19,  20, and 26,  1999, 17,000, 15,000, 17,500,
177,000, 70,000, 100,000, and 3,000 shares respectively were sold at an average price per day, per share of $2.9375, $2.9375, $2.9375, $2.7087,
$2.9156, $2.90625, and $2.90625 respectively.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Novell beneficially owns 3,896,500 shares of Corel Common Stock or approximately 6.27 percent of the issued and outstanding shares of Corel s Common Stock.

(b) Novell has sole power to vote and dispose of 3,896,500 shares of Corel Common Stock held of record in the corporation s name.

(c) Other than as described above in response to Item 4 hereof, there were no Corel Common Stock transactions effected by Novell during the 60-day period preceding the date set forth on the cover.

(d)     Not applicable.

(e)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As noted under Item 4 above, concurrently with the consummation of the Sale, a nominee of Novell has appointed to the Board of Directors of Corel. Currently Novell has declined this entitlement and does not have a representative on the Board of Directors.

Item 7.  Material to Be Filed as Exhibits.

None

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 14, 1999



                          /s/ Betty DePaola
                          -------------------------------
                          Novell, Inc.
                          Betty DePaola, Assitant Corporate Secretary


                                (4 of 4)